Exhibit 99.2

Hello Everyone,

My name is Adam Cisse from the Operations team here at Masterworks.

Today we’re thrilled to bring you xKxxaxrxix, a new offering by the late talent, Kazuo Shiraga.

Shiraga was one of the most influential Japanese Post-War artists, best known for his integration of performance and Artwork.

His market has continued to grow with a 25.6% Annual Record Price Growth rate from December 19, 1993 to December 31, 2022 and top auction records as high as $10.2M, achieved in 2018.

Executed in 1991, this painting was created in Shiraga’s unique physical manner of execution, where the artist steadied himself with a rope suspended above a canvas slathered with oil paint directly from the tube and painted using his feet with acrobatic gestures.

So why do we like this painting? Three reasons:

One: As of July 2023, Shiraga’s yearly turnover for this year is approaching $10M, just shy of the artist’s 2022 total of $9.7M.

Two: As of July 17, 2023, artworks similar in size, period and medium to our offering have sold at auction in excess of $770,000 and include: “Blue Desert” (1986) which sold for $772K in May 2023, and “Niufu” (1986) which sold for $545K in November 2015.

Three: Between 7/2/2003 and 10/6/2022, Shiraga had a Sharpe Ratio of 0.89, which outperformed that of the S&P 500 and the entire Art Market over the same period.

We appreciate you joining us and we can’t wait to bring you this legendary work by Kazuo Shiraga.